As filed with the Securities and Exchange Commission on December 2, 2005
Registration No. 333-129501

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
SYNTAX-BRILLIAN CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	05-0567906
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
1600 North Desert Drive
Tempe, Arizona 85281-1230
(602) 389-8888
(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)
Vincent F. Sollitto, Jr.
Chief Executive Officer
Syntax-Brillian Corporation
1600 North Desert Drive
Tempe, Arizona 85281-1230
(602) 389-8888
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)
Copies to:
Robert S. Kant, Esq.
Brian H. Blaney, Esq.
Elizabeth W. Fraser, Esq.
Greenberg Traurig, LLP
2375 East Camelback Road
Phoenix, Arizona 85016
Phone: (602) 445-8000
Facsimile: (602) 445-8100

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of the Registration Statement. If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED DECEMBER 2, 2005
PROSPECTUS
3,377,282 Shares
[Syntax-Brillian Logo]
Common Stock

        The stockholders of Syntax-Brillian Corporation listed in this prospectus are offering for sale up to 3,377,282 shares of common stock, which includes 1,901,140 shares of common stock issuable upon conversion of convertible promissory notes and 1,410,569 shares of common stock issuable upon exercise of warrants.
      We expect that sales made pursuant to this prospectus will be made

•	in broker’s transactions;

•	in block trades on the Nasdaq National Market;

•	in transactions directly with market makers; or

•	in privately negotiated sales or otherwise.
      We will not receive any of the proceeds of sales by the selling stockholders. We will pay the expenses incurred to register the shares for resale, but the selling stockholders will pay any underwriting discounts, concessions, or brokerage commissions associated with the sale of their shares of common stock.
      The selling stockholders will determine when they will sell their shares, and in all cases they will sell their shares at the current market price or at negotiated prices at the time of the sale. Securities laws and SEC regulations may require the selling stockholders to deliver this prospectus to purchasers when they resell their shares of common stock.
      Our common stock is traded on the Nasdaq National Market under the symbol “BRLCD.” On December 1, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $6.05 per share.

      See “Risk Factors,” on page 5, for a discussion of certain risk factors that should be considered by prospective purchasers of our common stock offered under this prospectus.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2005.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
      The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the sale of all of the shares of common stock that are part of this offering.

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2005;

•	The following sections of the Joint Proxy Statement/ Prospectus dated October 21, 2005:

•	Questions and Answers about the Merger,

•	Summary,

•	Risk Factors,

•	Cautionary Statement Regarding Forward-Looking Information,

•	Stock Price and Dividend Information,

•	Special Meeting of Brillian Stockholders,

•	The Merger,

•	The Merger Agreement,

•	Agreements Related to the Merger,

•	Information Regarding Brillian,

•	Information Regarding Syntax;

•	Financial Statements of Brillian Corporation beginning on page F-1,

•	Annex A — Agreement and Plan of Reorganization, and

•	Annex B — Opinion of C.E. Unterberg, Towbin;

•	Supplement to Proxy Statement filed April 11, 2005;

•	Proxy Statement dated April 4, 2005;

•	Current Report on Form 8-K filed April 26, 2005;

•	Current Report on Form 8-K filed May 23, 2005;

•	Current Report on Form 8-K filed July 6, 2005;

•	Current Report on Form 8-K filed July 13, 2005;

•	Current Report on Form 8-K filed July 18, 2005;

•	Current Report on Form 8-K filed July 18, 2005;

•	Current Report on Form 8-K/A filed September 16, 2005;

•	Current Report on Form 8-K filed September 22, 2005;

•	Current Report on Form 8-K filed November 10, 2005; and

•	The description of our common stock contained in our registration statement on Form 10 (Registration No. 000-50289), including any amendments or reports filed for the purpose of updating that description.
      Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is

i

subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus, except as so modified or superseded.
      You may request a copy of these filings at no cost by writing or telephoning our corporate secretary at the following address and number: Syntax-Brillian Corporation, 1600 North Desert Drive, Tempe, Arizona 85281, telephone (602) 389-8888.

ii

PROSPECTUS SUMMARY
      The following summary does not contain all of the information that may be important to purchasers of our common stock. Prospective purchasers of common stock should carefully review the detailed information and financial statements, including the notes thereto, appearing elsewhere in or incorporated by reference into this prospectus.
The Company
      We design and develop large-screen, rear-projection, high-definition televisions, or HDTVs, utilizing our proprietary liquid crystal on silicon, or LCoStm, microdisplay technology. We market our HDTVs for sale under the brand names of retailers, including high-end audio/video manufacturers, distributors of high-end consumer electronics products, and consumer electronics retailers. We have established a virtual manufacturing model utilizing third-party contract manufacturers to produce our HDTVs, which incorporate the LCoS microdisplays that we manufacture. We also offer a broad line of LCoS microdisplay products and subsystems that original equipment manufacturers, or OEMs, can integrate into proprietary HDTV products, home theater projectors, and near-to-eye applications, such as head-mounted monocular or binocular headsets and viewers.
      Microdisplays address the technological demands of the HDTV, home theater, and near-to-eye markets. Microdisplays are thumbnail-sized displays that create high-resolution images, including full motion video and computer screen content. The tiny image on a microdisplay is projected onto a screen or other surface for individual or group viewing or is viewed through a magnifying device similar to a viewfinder in portable applications. Rear-projection televisions shine a magnified image from a microdisplay onto the back of a translucent screen for viewing; home theater projectors cast the image produced by a microdisplay on a distant screen; and near-to-eye microdisplay devices produce an image that can be viewed through a magnifying headset or viewer.
      Liquid crystal on silicon microdisplays contain a liquid crystalline material suspended between a glass plate and a silicon backplane. Because integrated circuits form the basis of these displays, liquid crystal on silicon technology permits a very high-resolution, high-performance display. We believe that liquid crystal on silicon microdisplays, particularly our Gen II LcoS microdisplays, provide a superior alternative to existing technologies in the HDTV market. We believe our Gen II LcoS technology provides significant advantages in terms of resolution, brightness, contrast ratio, grayscale performance, and lifetime, particularly in larger screen sizes. Given these advanced capabilities, our HDTVs compete in the premium segment of the large-screen HDTV market.
      The worldwide conversion of media content from analog to digital is a primary growth driver in the television market. This conversion is being mandated in the United States, Europe, and Asia. For example, the U.S. Congress has set a target date of December 31, 2006 for all television transmissions to be digital. Additionally, the U.S. Federal Communications Commission requires that all televisions with screen sizes of 36 inches or larger contain an over-the-air digital tuner by July 1, 2005. The increasing amounts of digital programming broadcast in high definition is driving growth in the HDTV market, including large-screen HDTVs based on microdisplay technologies. We are currently focusing a majority of our resources on penetrating the premium segment of this market.
      We also believe that our LcoS microdisplays provide the best commercially available solution for high-resolution, color, near-to-eye applications. While the current market for near-to-eye displays is focused on medical, industrial, and military applications, we believe the consumer market will be the largest unit volume microdisplay market. Anticipated initial consumer market applications include head-mounted display products for video games, portable DVD viewers, and secondary monitors for privately viewing notebook computers. We believe the substantial current user base in these consumer markets represents a large market opportunity for our products.
      Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have incurred recurring operating losses and negative cash flows since our inception as a division of TFS. We have never been profitable. Our net loss for the nine months ended September 30, 2005, was $22.0 million, and was $32.9 million, $18.7 million, and $23.2 million for the years ended December 31, 2004, 2003, and 2002, respectively. Net cash used in operating activities was $16.0 million for the nine months ended September 30, 2005, and $18.9 million, $15.9 million, and $20.1 million for the years ended December 31, 2004, 2003, and 2002, respectively. At September 30, 2005, we had $4.9 million of working capital, including cash and cash equivalents of $2.4 million. These factors, among others, may indicate that we will be unable to continue as a going concern for a reasonable period of time.
      Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis, to obtain additional capital as may be required, and ultimately to attain successful operations.
      The successful introduction of an HDTV product to market and securing volume orders from consumer electronics retailers for HDTVs represent a key ingredient in our success. In the second quarter of 2004, we signed a supply agreement to provide HDTVs to Sears Roebuck and Company. In the third quarter of 2004, we began shipping HDTVs to Sears. Also in the third quarter of 2004, our supplier of light engines, a major sub-assembly of the HDTV, informed us that they were unable to supply us with the volume of light engines necessary to satisfy our requirements. As a result of our not being able to supply the required number of HDTVs, Sears exercised their option to terminate the supply agreement. In the fourth quarter of 2004, our light engine supplier informed us that they would not be able to manufacture the light engine in volume until the second quarter of 2005. In March 2005, we received authorization from our light engine supplier to have the light engine manufactured on our behalf by a third party manufacturer and granted us a perpetual license to the light engine technology. In April 2005, we selected Suntron Corporation to manufacture light engines on our behalf. We currently believe that we now have the ability to supply light engines in sufficient volume to meet our planned HDTV manufacturing capacity.
      We do not have any definitive agreements with retailers to sell our HDTVs. We are currently manufacturing a limited quantity of light engines in our manufacturing facility in Tempe, Arizona. This will allow us to manufacture a limited number of HDTVs and support low volume customers until we can obtain a high volume supply of light engines. Until we obtain a high volume supply of light engines, we will not be able to manufacture and sell a sufficient number of HDTVs to achieve positive cash flow or profitability. We believe that our cash balances and available borrowings as of the date of this prospectus will be sufficient to fund our operations and planned expenditures through 2005. We can provide no assurance that we will be able to obtain in the future any necessary financing on satisfactory terms, or at all. We believe that obtaining orders from customers and announcing progress towards obtaining a high volume supply of light engines will increase our ability to raise debt or additional equity financing.
Our Strategy
      Our goal is to become a leader in the premium segment of the large-screen HDTV market as well as to become a leading supplier of microdisplays to OEMs for both projection and near-to-eye applications. Key elements of our strategy include the following:

•	develop key customer relationships with high-end audio/video manufacturers, distributors of high-end consumer electronic products, and consumer electronic retailers to sell our HDTV products and leverage their brand names and marketing resources;

•	leverage our virtual manufacturing model by utilizing third-party contract manufacturers and assemblers to produce our HDTVs, which incorporate the LcoS microdisplays that we manufacture;

•	advance our technological leadership and LcoS microdisplay expertise in order to offer innovative and technically superior products;

•	pursue additional strategic relationships to provide market-leading technological solutions for our HDTV products;

•	utilize our extensive LcoS microdisplay manufacturing expertise to continually increase our efficiencies and quality; and

•	provide value-added customer service to enhance the competitive position of our customers.
Our History
      Until September 2003, we operated as a division of Three-Five Systems, Inc., or TFS. In anticipation of our spin-off to the stockholders of TFS, TFS organized us as a wholly owned subsidiary. In connection with the spin-off, TFS transferred to us its LcoS microdisplay business, including the related manufacturing and business assets, personnel, and intellectual property. TFS also provided initial cash funding to us in the amount of $20.9 million. The spin-off was completed on September 15, 2003 as a special dividend to the stockholders of TFS.
Recent Events
      On July 12, 2005, we sold $5,000,000 aggregate principal amount of 4% convertible notes and a 9% senior secured note in the amount of $2,000,000. The notes have a term of three years and mature on July 20, 2008. The 4% convertible notes are convertible at any time at the option of the holder into shares of our common stock at a price of $2.63 per share. Interest on the 4% convertible notes is payable at our discretion in either stock or cash. In connection with the sale of the notes, the purchasers of our 4% convertible notes received warrants to purchase an aggregate of 950,569 shares of our common stock and the purchaser of our 9% senior secured note received a warrant to purchase 415,000 shares of our common stock. In addition, affiliates of the placement agent involved in the offering of the 4% convertible notes and 9% senior secured note received warrants to purchase an aggregate of 45,000 shares of our common stock. All of the warrants have an exercise price, subject to certain adjustments, of $2.63 per share and are exercisable on or after the 181st day after the issuance of the warrants and on or prior to the five-year anniversary of the issuance of the warrants. Pursuant to a registration rights agreement entered into in connection with the sale of the notes, the shares of our common stock issuable upon conversion of the 4% convertible notes and upon exercise of the warrants are being offered for sale under this prospectus. Pursuant to the terms of the 4% convertible notes and our 7% convertible notes which were sold in April 2005, we elected to pay interest on our outstanding 4% convertible notes and 7% convertible notes in shares of our common stock. We have issued an aggregate of 65,573 shares of our common stock in payment of interest, and those shares are also being offered for sale under this prospectus.
      Also on July 12, 2005, we entered into an agreement to merge with Syntax Groups Corporation (“Syntax”) in a stock-for-stock, tax free transaction. On November 30, 2005, we completed the merger and BRMC Corporation, a wholly owned subsidiary of Brillian, merged with and into Syntax, so that Syntax became a wholly owned subsidiary of Syntax-Brillian. At the effective time of the merger, each outstanding share of Syntax common stock was exchanged for 1.5379 shares of Brillian common stock, so that the former shareholders of Syntax now own approximately 70% and Syntax-Brillian stockholders immediately prior to the completion of the merger now own approximately 30% of the fully diluted shares of the combined company as of November 30, 2005. We also changed our name to Syntax-Brillian Corporation on November 30, 2005.
Our Offices
      We maintain our principal executive offices at 1600 North Desert Drive, Tempe, Arizona 85281. Our telephone number is (602) 389-8888.

      Our website is located at www.brilliancorp.com. The information contained on our website does not constitute part of this prospectus. Through our website, we make available free of charge our annual reports on Form 10-K, our proxy statements, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act. These reports are available as soon as reasonably practicable after we electronically file those materials with the Securities and Exchange Commission. We also post on our website the charters of our Audit, Compensation, and Nominations and Corporate Governance Committees; our Corporate Governance Guidelines, our Code of Conduct, our Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or Nasdaq regulations. The documents are also available in print by contacting our corporate secretary at our executive offices.
The Offering

Common Stock offered by the selling stockholders	3,377,282 shares

Use of proceeds	We will not receive any of the proceeds of sales of common stock by the selling stockholders.

Nasdaq National Market Symbol	BRLCD We will trade under the symbol “BRLCD” for twenty trading days following November 30, 2005, the effective date of the merger with Syntax. Thereafter we will trade under the symbol “BRLC.”

RISK FACTORS
      You should carefully consider the following risk factors, in addition to those discussed elsewhere in this prospectus, in evaluating our company and our business.
Risks Related to Our Business
We have never achieved profitability on a quarterly or annual basis, have a substantial accumulated deficit, and may never achieve profitability.
      We have never achieved profitability on a quarterly or annual basis. We incurred net losses of $32.9 million in 2004, $18.7 million in 2003, and $23.2 million in 2002. We cannot assure you that we will ever achieve or maintain profitability. At September 30, 2005, we had an accumulated deficit of approximately $60.8 million. We cannot predict whether we will ever become profitable.
We require additional funds to support our operations.
      To support our operations, we will be required to reduce our expenses significantly or to raise additional funds. There can be no assurances that we will be able to raise additional funds at all or of the terms on which we will be able to raise additional funds. At September 30, 2005, we had approximately $2.4 million of cash and are continuing to incur losses. If we are unable to raise additional funds, we may be required to discontinue our operations.
      To remain competitive, we must continue to make significant investments in research and development, equipment, and facilities. As a result of the increase in fixed costs and operating expenses related to these expenditures, our failure to increase sufficiently our net sales to offset these increased costs would adversely affect our operating results. Rapid sales increases would also require substantial increases in working capital.
      We will need to obtain additional equity or debt financing to provide for the expenditures required to maintain or expand our design and production facilities and equipment or to finance our working capital requirements. If such financing is not available on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired and our operating results may suffer. Debt financing increases expenses and must be repaid regardless of operating results. Equity financing could result in additional dilution to existing stockholders.
The report from our independent registered public accounting firm included a paragraph discussing the substantial doubt about our ability to continue as a going concern.
      The report by the independent registered public accounting firm of our company on our financial statements states that the financial statements have been prepared assuming that we will continue as a going concern. The report indicates that our recurring losses from operations and our net cash used in operating activities raise substantial doubt about our ability to continue as a going concern. If we are unable to continue our operations, we may be forced to sell our assets at a discount or seek bankruptcy protection.
We have not reached definitive agreements with any retailers to sell our HDTVs, and we do not have long-term purchase commitments from OEM customers for our home theater or near-to-eye microdisplay products.
      We have not reached definitive agreements with any retailers to sell our HDTVs. The inability to secure retailers to sell our HDTVs would substantially impede our revenue growth and could require us to write off substantial investments that we have made in this aspect of our business. We anticipate that our initial HDTV sales will be to a limited number of customers. As a result, we will face the risks inherent in relying on a concentration of customers. Any material delay, cancellation, or reduction of orders by one of these customers would adversely affect our operating results.
      Our OEM customers generally do not provide us with firm, long-term volume purchase commitments. Although we sometimes enter into manufacturing contracts with our OEM customers, these contracts typically clarify order lead times, inventory risk allocation, and similar matters rather than provide firm, long-term volume purchase commitments. As a result, OEM customers generally can cancel purchase commitments or reduce or delay orders at any time. The cancellation, delay, or reduction of OEM customer commitments could result in reduced revenue and in our holding excess and obsolete inventory and having unabsorbed manufacturing capacity. The large percentage of our OEM sales to customers in the electronics industry, which is subject to severe competitive pressures, rapid technological change, and product obsolescence, increases our inventory and overhead risks.
      In addition, we make significant decisions, including production schedules, component procurement commitments, facility requirements, personnel needs, and other resource requirements, based on our estimates of OEM customer requirements. The short-term nature of our OEM customers’ commitments and the possibility of rapid changes in demand for their products reduce our ability to estimate accurately the future requirements of those customers. Our operating results may be materially and adversely affected as a result of the failure to obtain anticipated orders and deferrals or cancellations of purchase commitments because of changes in OEM customer requirements. Because many of our costs and operating expenses are relatively fixed, a reduction in OEM customer demand can harm our gross margins and operating results.
      On occasion, OEM customers may require rapid increases in production, which can stress our resources and reduce operating margins. Although we have had a net increase in our manufacturing capacity over the past few years, we may not have sufficient capacity at any given time to meet all of our customers’ demands or to meet the requirements of a specific project.
We have encountered delays in the procurement and production of light engines, and additional delays would harm our ability to manufacture HDTVs.
      In 2004, we utilized a third-party supplier to manufacture the light engines used to project the image in our HDTVs. Due to quality and delivery schedule concerns, we began producing our own light engines rather than relying on our prior supplier. The production of light engines involves complex engineering issues that we must successfully address. If we are unable to produce light engines in sufficient quantities, or at all, our ability to manufacture HDTVs would be harmed.
We face intense competition.
      Our HDTVs will encounter competition from a number of the world’s most recognized consumer electronics companies, such as JVC, Panasonic, Philips, Samsung, Sharp, Sony, Thompson, and Toshiba. All of these companies have greater market recognition, larger customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess, which afford them competitive advantages over us. Other companies, such as Dell, Hewlett-Packard, Gateway, and ViewSonic, could directly or indirectly compete with our HDTVs.
      In addition to the high-definition television market, we serve intensely competitive industries that are characterized by price erosion, rapid technological change, and competition from major domestic and international companies. Our competitive position in these markets could suffer if one or more of our OEM customers decide to design and manufacture their own microdisplays, to use microdisplay products that we do not offer, to utilize competitive products, or to use alternative technologies that we may not offer. In addition, our OEM customers sometimes develop a second source, even for microdisplays we supply to them. These second source suppliers may win an increasing share of a program, particularly as it grows and matures, by competing primarily on price rather than on performance.
      Our ability to compete successfully depends on a number of factors, both within and outside our control. These factors include the following:

•	our success in developing and producing new products;

•	our ability to address the needs of our retailer and OEM customers;

•	the pricing, quality, performance, reliability, features, ease of use, and diversity of our products;

•	the quality of our customer service;

•	our efficiency of production;

•	the rate at which customers incorporate our products into their own products;

•	product or technology introductions by our competitors; and

•	foreign currency devaluations, especially in Asian currencies, such as the Japanese yen, the Korean won, and the Taiwanese dollar, which may cause a foreign competitor’s products to be priced significantly lower than our products.
Competing technologies could reduce the demand for our products.
      We are also subject to competition from competing technologies, such as CRT, high-temperature polysilicon, plasma, thin film transistor liquid crystal displays, or TFT LCDs, and digital micromirror technologies, as well as other emerging technologies or technologies that may be introduced in the future. For example, Motorola has announced carbon nanotube technology that is intended to enable manufacturers to design large flat panel displays that exceed the image quality characteristics of plasma and LCD screens at a lower cost. The success of competing technologies could substantially reduce the demand for our products.
We rely on contract manufacturers and assemblers for a portion of our HDTV production requirements, and any interruptions of these arrangements could disrupt our ability to fill customer orders.
      We outsource to various contract manufacturers and assemblers the production requirements for our HDTVs. The loss of our relationships with our contract manufacturers or assemblers or their inability to conduct their manufacturing and assembly services for us as anticipated in terms of cost, quality, and timeliness could adversely affect our ability to fill retailer customer orders in accordance with required delivery, quality, and performance requirements. If this were to occur, the resulting decline in revenue and revenue potential would harm our business. Securing new contract manufacturers and assemblers is time-consuming and might result in unforeseen manufacturing and operations problems.
Our contract manufacturers and assemblers must maintain satisfactory delivery schedules and their inability to do so could increase our costs, disrupt our supply chain, and result in our inability to deliver our HDTV products, which would adversely affect our results of operations.
      Our contract manufacturers and assemblers must maintain high levels of productivity and satisfactory delivery schedules. We do not have long-term arrangements with any of our contract manufacturers or assemblers that guarantee production capacity, prices, lead times, or delivery schedules. Our contract manufacturers and assemblers serve many other customers, a number of which have greater production requirements than we do. As a result, our contract manufacturers and assemblers could determine to prioritize production capacity for other customers or reduce or eliminate services for us on short notice. Longer delivery schedules may be encountered in commencing volume production of our HDTVs. Any such problems could result in our inability to deliver our HDTV products in a timely manner and adversely affect our operating results.
Shortages of components and materials may delay or reduce our sales and increase our costs.
      Our inability or the inability of our contract manufacturers and assemblers to obtain sufficient quantities of components and other materials necessary for the production of our products could result in delayed sales or lost orders, increased inventory, and underutilized manufacturing capacity. For example, we experienced production delays when our former supplier of light engines experienced quality and delivery issues. Many of the materials used in the production of our HDTV and microdisplay products are available only from a limited number of foreign suppliers, including our video processing integrated circuits from Pixelworks and our screens from Toppan. As a result, we are subject to increased costs, supply interruptions, and difficulties in obtaining materials. Our OEM customers also may encounter difficulties or increased costs in obtaining from others the materials necessary to produce their products into which our products are incorporated.

      We depend on Shanghai-based Semiconductor Manufacturing International Corporation, or SMIC, for the fabrication of silicon wafers and ASICs for our HDTV microdisplay products. We depend on Taiwan-based United Microelectronics Corporation, or UMC, for the fabrication of silicon wafers and ASICs for our near-to-eye microdisplay products. We do not have a long-term contract with SMIC or UMC. As a result, neither is obligated to supply us with silicon wafers or ASICs for any specific period, in any specific quantity, or at any specific price, except as provided in purchase orders from time to time. The termination of our arrangements with SMIC or UMC or their inability or unwillingness to provide us with the necessary amount or quality of silicon wafers or ASICs on a timely basis would adversely affect our ability to manufacture and ship our microdisplay products until alternative sources of supply could be arranged. We cannot assure you that we would be able to secure alternative arrangements.
      We also depend on TFS for printed circuit board assembly and on Suntron Corporation for assembly, production, and project management services. The failure or unwillingness of TFS, which has filed for bankruptcy under Chapter 11 of the Bankruptcy Code, or Suntron to continue to provide such services to us would adversely affect our operations.
      Materials and components for some of our major programs may not be available in sufficient quantities to satisfy our needs because of shortages of these materials and components. Any supply interruption or shortages may result in lost sales opportunities.
We do not sell any products to end users and depend on the market acceptance of the products of our customers.
      We do not sell any products to end users. Instead, we design and develop HDTVs for sale by retailers under their own brand names, and we sell microdisplay products that our OEM customers incorporate into their products. As a result, our success depends on the ability of our retailer customers to sell our HDTVs and the widespread market acceptance of our OEM customers’ products. Any significant slowdown in the demand for our customers’ products would adversely affect our business.
      Because our success depends on the widespread market acceptance of our customers’ products, we must secure successful retailers for our HDTV products and establish relationships for our microdisplay products with OEMs in industries that have significant growth potential. Our failure to secure retailers to sell our HDTVs or to establish relationships with OEMs in those high-growth markets would reduce our revenue potential.
      Our dependence on the success of the products of our retailer and OEM customers exposes us to a variety of risks, including the following:

•	our ability to supply products for customers on a timely and cost-effective basis;

•	our success in maintaining customer satisfaction with our products;

•	our ability to match our manufacturing capacity with customer demand and to maintain satisfactory delivery schedules;

•	customer order patterns, changes in order mix, and the level and timing of orders placed by customers that we can complete in a quarter; and

•	the cyclical nature of the industries and markets we serve.
Our failure to address these risks may adversely affect our results of operations.
We are subject to lengthy development periods and product acceptance cycles.
      We sell our microdisplay products to OEMs, which then incorporate them into the products they sell. OEMs make the determination during their product development programs whether to incorporate our microdisplay products or pursue other alternatives. This may require us to make significant investments of time and capital well before our OEM customers introduce their products incorporating our products and before we can be sure that we will generate any significant sales to our OEM customers or even recover our investment.
      During an OEM customer’s entire product development process, we face the risk that our products will fail to meet our OEM customer’s technical, performance, or cost requirements or will be replaced by a competing product or alternative technology. Even if we offer products that are satisfactory to an OEM customer, the customer may delay or terminate its product development efforts. The occurrence of any of these events would adversely affect our revenue. The lengthy development period also means that it is difficult to immediately replace an unexpected loss of existing business.
Our Arizona facility and its high-volume LCoS microdisplay manufacturing line are critical to our success.
      Our Arizona facility and its high-volume LCoS microdisplay manufacturing line are critical to our success. We currently produce all of our LCoS microdisplays on this dedicated line. This facility also houses our principal research, development, engineering, design, and managerial operations. Any event that causes a disruption of the operation of this facility for even a relatively short period of time would adversely affect our ability to produce our LCoS microdisplays and to provide technical and manufacturing support for our customers.
We have experienced low manufacturing yields in commencing production of LCoS microdisplays, and we must achieve satisfactory manufacturing yields.
      The design and manufacture of microdisplays are new and highly complex processes that are sensitive to a wide variety of factors, including the level of contaminants in the manufacturing environment, impurities in the materials used, and the performance of personnel and equipment. As a result of these factors, we have experienced low manufacturing yields in producing LCoS microdisplays. These issues could continue, and we may in the future encounter lower than desired manufacturing yields as we manufacture LCoS microdisplays in higher volumes, which could result in the delay of the ramp-up to high-volume LCoS manufacturing production. A return to lower than expected manufacturing yields could significantly and adversely affect our operating margins.
      Although we added additional equipment to our Arizona manufacturing facility in the last two years for manufacturing LCoS microdisplays, the high-volume manufacture of LCoS microdisplays will require us to overcome numerous challenges, including the following:

•	the availability of a sufficient quantity of quality materials;

•	the implementation of new manufacturing techniques;

•	the incorporation of new handling procedures;

•	the maintenance of clean manufacturing environments; and

•	the ability to master precise tolerances in the manufacturing process.
      In addition, the complexity of manufacturing processes will increase along with increases in the sophistication of microdisplays. Any problems with our manufacturing operations could result in the lengthening of our delivery schedules, reductions in the quality or performance of our design and manufacturing services, and reduced customer satisfaction.
Various target markets for our LCoS microdisplays are uncertain, may be slow to develop, or could use competing technologies.
      Various target markets for our LCoS microdisplays, including HDTVs, home theaters, and near-to-eye microdisplays, are uncertain, may be slow to develop, or could utilize competing technologies, especially high-temperature polysilicon and digital micromirror devices. Many manufacturers have well-established positions in these markets. HDTV has only recently become available to consumers, and widespread market acceptance is uncertain. Penetrating this market will require us to offer an improved value, higher performance proposition to existing technology. In addition, the commercial success of the near-to-eye microdisplay market is uncertain. Gaining acceptance in these markets may prove difficult because of the radically different approach of microdisplays to the presentation of information. We must provide customers with lower cost, higher performance microdisplays for their products in these markets. The failure of any of our target markets to develop, or our failure to penetrate these markets, would impede our sales growth. Even if our products successfully meet our price and performance goals, our retailer customers may not achieve success in selling our HDTVs and our OEM customers may not achieve commercial success in selling their products that incorporate our microdisplay products.

Our business depends on new products and technologies.
      We operate in rapidly changing industries. Technological advances, the introduction of new products, and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. As a result, we will be required to expend substantial funds for and commit significant resources to the following:

•	continuing research and development activities on existing and potential products;

•	engaging additional engineering and other technical personnel;

•	purchasing advanced design, production, and test equipment;

•	maintaining and enhancing our technological capabilities; and

•	expanding our manufacturing capacity.
We may be unable to recover any expenditures we make relating to one or more new technologies that ultimately prove to be unsuccessful for any reason. In addition, any investments or acquisitions made to enhance our technologies may prove to be unsuccessful.
      Our future operating results will depend to a significant extent on our ability to provide new products that compare favorably on the basis of time to introduction, cost, and performance with the products of competitive third-party suppliers and technologies. Our success in attracting new customers and developing new business depends on various factors, including the following:

•	the acceptance of our technology;

•	utilization of advances in technology;

•	innovative development of new microdisplay products for customer products; and

•	efficient, timely, and cost-effective manufacture of microdisplay products.

Our products may not achieve commercial success or widespread market acceptance.
      A key element of our current business involves the ongoing commercialization of our LCoS microdisplay technology. Our products may not achieve customer or widespread market acceptance. Some or all of our products may not achieve commercial success as a result of technological problems, competitive cost issues, yield problems, and other factors. Even when we successfully introduce a new product designed for OEM customers, our OEM customers may determine not to introduce or may terminate products utilizing our products for a variety of reasons, including the following:

•	difficulties with other suppliers of components for the products;

•	superior technologies developed by our competitors;

•	price considerations;

•	lack of anticipated or actual market demand for the products; and

•	unfavorable comparisons with products introduced by others.

Our products are complex and may require modifications to resolve undetected errors or unforeseen failures, which could lead to an increase in our costs, a loss of customers, or a delay in market acceptance of our products.
      Our products are complex and may contain undetected errors or experience unforeseen failures when first introduced or as new versions are released. These errors could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts, and cause significant customer relations and business reputation problems. If we deliver products with defects, our credibility and the market acceptance and sales of our products could be harmed. Defects could also lead to liability for defective products as a result of lawsuits against us or against our customers. We also may agree to indemnify our customers in some circumstances against liability from defects in our products. A successful product liability claim could require us to make significant damage payments.

We must protect our intellectual property and could be subject to infringement claims by others.
      We believe that our success depends in part on protecting our proprietary technology. We rely on a combination of patent, trade secret, and trademark laws, confidentiality procedures, and contractual provisions to protect our intellectual property. We seek to protect certain aspects of our technology under trade secret laws, which afford only limited protection. We face risks associated with our intellectual property, including the following:

•	intellectual property laws may not protect our intellectual property rights;

•	third parties may challenge, invalidate, or circumvent any patents issued to us;

•	rights granted under patents issued to us may not provide competitive advantages to us;

•	unauthorized parties may attempt to obtain and use information that we regard as proprietary despite our efforts to protect our proprietary rights;

•	others may independently develop similar technology or design around any patents issued to us; and

•	effective protection of intellectual property rights may be limited or unavailable in some foreign countries in which we operate.
      We may not be able to obtain effective patent, trademark, service mark, copyright, and trade secret protection in every country in which we sell our products. We may find it necessary to take legal action in the future to enforce or protect our intellectual property rights or to defend against claims of infringement and such action may be unsuccessful.
      Third parties could claim that we are infringing their patents or other intellectual property rights. In the event that a third party alleges that we are infringing its rights, we may not be able to obtain licenses on commercially reasonable terms from the third party, if at all, or the third party may commence litigation against us. Litigation can be very expensive and can distract our management’s time and attention, which could adversely affect our business. In addition, we may not be able to obtain a favorable outcome in any intellectual property litigation.

If we choose to manufacture or sell in the European and Asian markets, we may encounter challenges.
      Any efforts to manufacture or sell in the European and Asian markets may create a number of challenges. We and our contract manufacturers and assemblers purchase certain materials from international sources, and in the future we may decide to move certain manufacturing functions to, or establish additional manufacturing functions in, international locations. Purchasing, manufacturing, and selling products internationally expose us to various economic, political, and other risks, including the following:

•	management of a multinational organization;

•	the burdens and costs of compliance with local laws and regulatory requirements as well as changes in those laws and requirements;

•	imposition of restrictions on currency conversion or the transfer of funds;

•	transportation delays or interruptions and other effects of less developed infrastructures;

•	foreign exchange rate fluctuations;

•	employment and severance issues, including possible employee turnover or labor unrest;

•	overlap of tax issues;

•	tariffs and duties;

•	lack of developed infrastructure; and

•	political or economic instability in certain parts of the world.
      Political and economic conditions abroad may adversely affect our foreign relationships. Protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export or import compliance laws, or other trade policies, could adversely affect our ability to manufacture or sell microdisplays in foreign markets and to purchase materials or equipment from foreign suppliers.
      Changes in policies by the United States or foreign governments resulting in, among other things, increased duties, higher taxation, currency conversion limitations, restrictions on the transfer or repatriation of funds, limitations on imports or exports, or the expropriation of private enterprises also could have a material adverse effect on us. In addition, U.S. trade policies, such as “most favored nation” status and trade preferences for certain Asian nations, could affect the attractiveness of our products to our U.S. customers.
      While we transact business predominantly in U.S. dollars and bill and collect most of our sales in U.S. dollars, we occasionally collect a portion of our revenue in non-U.S. currencies. In the future, customers may make payments in non-U.S. currencies.
      Fluctuations in foreign currency exchange rates could affect our cost of goods and operating margins and could result in exchange losses. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency. Hedging foreign currencies can be difficult, especially if the currency is not freely traded. We cannot predict the impact of future exchange rate fluctuations on our operating results.

The cyclical nature of the consumer electronics industry may cause substantial period-to-period fluctuations in our operating results.
      The consumer electronics industry has experienced significant economic downturns at various times, characterized by diminished product demand, accelerated erosion of average selling prices, intense competition, and production over-capacity. In addition, the consumer electronics industry is cyclical in nature. We may experience substantial period-to-period fluctuations in operating results, at least in part because of general industry conditions or events occurring in the general economy.

Our operating results may have significant periodic and seasonal fluctuations.
      In addition to the variability resulting from the short-term nature of our customers’ commitments, other factors may contribute to significant periodic and seasonal quarterly fluctuations in our results of operations. These factors include the following:

•	the timing and volume of orders relative to our capacity;

•	product introductions or enhancements and market acceptance of product introductions and enhancements by us, our OEM customers, and competitors;

•	evolution in the life cycles of customers’ products;

•	timing of expenditures in anticipation of future orders;

•	effectiveness in managing manufacturing processes;

•	changes in cost and availability of labor and components;

•	product mix;

•	pricing and availability of competitive products; and

•	changes or anticipated changes in economic conditions.
We must effectively manage our growth.
      The failure to manage our growth effectively could adversely affect our operations. Our ability to manage our planned growth effectively will require us to:

•	enhance our operational, financial, and management systems;

•	expand our facilities and equipment; and

•	successfully hire, train, and motivate additional employees, including the technical personnel necessary to operate our production facility in Tempe, Arizona.
We depend on key personnel.
      Our development and operations depend substantially on the efforts and abilities of our senior management and technical personnel. The competition for qualified management and technical personnel is intense. Although we have not experienced problems in recruiting and maintaining qualified personnel to date, we have limited experience in personnel recruitment or retention as an independent company. The loss of services of one or more of our key employees or the inability to add key personnel could have a material adverse effect on us. Although we maintain non-competition and nondisclosure covenants with certain key personnel, we do not have any fixed-term agreements with, or key person life insurance covering, any officer or employee.
We are subject to governmental regulations, and we may be subject to adverse regulatory conditions in connection with our recently completed merger with Syntax Groups Corporation.
      Like all businesses, our operations are subject to certain federal, state, and local regulatory requirements relating to environmental, waste management, health, and safety matters. We could become subject to liabilities as a result of a failure to comply with applicable laws and incur substantial costs from complying with existing, new, modified, or more stringent requirements. In addition, our past, current, or future operations may give rise to claims of exposure by employees or the public or to other claims or liabilities relating to environmental, waste management, or health and safety concerns.
      We determined that no filings were required with the U.S. Department of Justice and the U.S. Federal Trade Commission in connection with our merger with Syntax Groups Corporation. However, even though no filing was required, the Department of Justice or the Federal Trade Commission, as well as a foreign regulatory agency or government, state, or private persons, may challenge the merger at any time after its completion. We cannot assure you that the Department of Justice or Federal Trade Commission will not try to seek to impose restrictions or conditions on us as a condition of not challenging the merger. Depending on the nature of any restrictions or conditions, these restrictions or conditions may lessen the anticipated benefits of the merger.
We incur costs as a result of being a public company.
      As a public company, we incur significant legal, accounting, and other expenses. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission and Nasdaq, have required changes in corporate governance practices of public companies. These rules and regulations increase legal and financial compliance costs and make some activities more time-consuming and costly. In addition, we incur additional costs associated with our public company reporting requirements. These rules and regulations also may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.
Risks Related to Recent Merger with Syntax
We may not realize the benefits we expect from our recent merger.
      On November 30, 2005, we completed our proposed merger with Syntax Groups Corporation (“Syntax”) and Syntax became our wholly owned subsidiary. We will need to overcome significant challenges in order to realize any benefits or synergies from the merger. These challenges include the timely, efficient, and successful execution of a number of post-merger events, including the following:

•	integrating the operations and technologies of the two companies;

•	retaining and assimilating the key personnel of each company;

•	retaining existing customers of both companies and attracting additional customers;

•	retaining strategic partners of each company and attracting new strategic partners; and

•	creating uniform standards, controls, procedures, policies, and information systems.
      The execution of these post-merger events will involve considerable risks and may not be successful. These risks include the following:

•	the potential disruption of ongoing business and distraction of the management of the combined company;

•	the potential strain on financial and managerial controls and reporting systems and procedures of the combined company;

•	unanticipated expenses and potential delays related to integration of the operations, technology, and other resources of the two companies;

•	the impairment of relationships with employees, suppliers, and customers as a result of any integration of new management personnel;

•	greater than anticipated costs and expenses related to the merger or the integration of the respective businesses; and

•	potential unknown liabilities associated with the merger and the combined operations.
      As a combined company, we may not succeed in addressing these risks or any other problems encountered in connection with the merger. The inability to integrate successfully Syntax operations, technology, and personnel, or any significant delay in achieving integration, could have a material adverse effect on our business and, as a result, on the market price of our common stock.
As a result of the merger, we are a substantially larger and broader organization, and if management is unable to manage successfully the combined company, operating results will suffer.
      As a result of the merger, we have significantly more employees, a broader product line, and customers in multiple distribution channels. We face challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, and compliance programs. The inability to manage successfully the substantially larger and internationally diverse organization, or any significant delay in achieving successful management, could have a material adverse effect on our business and, as a result, on the market price of our common stock.
As a result of the merger, we could lose key personnel, which could materially affect our business and require us to incur substantial costs to recruit replacements for lost personnel.
      As a result of the merger, current and prospective employees could experience uncertainty about their future roles within the combined company. This uncertainty may adversely affect our ability to attract and retain key management, sales, marketing, and technical personnel. Any failure to retain and attract key personnel could have a material adverse effect on our business.
Charges to earnings resulting from the application of the purchase method of accounting to the recent merger may adversely affect the market value of our common stock.
      If the benefits of the merger are not achieved, our financial results, including earnings per share, could be adversely affected. In accordance with generally accepted accounting principles, we are accounting for the merger using the purchase method of accounting. For accounting purposes, Syntax is considered the acquiring company. As a result, Syntax will allocate the total estimated purchase price to our net tangible assets, amortizable intangible assets, and in-process research and development based on their fair values as of the date of completion of the merger, and record the excess of the purchase price over those fair values as goodwill. As a combined company, we will incur additional amortization expense over the estimated useful lives of certain of the intangible assets acquired in connection with the merger, which is expected to be approximately $400,000 on an annual basis. In addition, to the extent the value of goodwill or intangible assets with indefinite lives becomes impaired, we may be required to incur material charges relating to the impairment of those assets.
We will have limited recourse for breaches of representations and warranties by Syntax.
      The merger agreement by its terms provides that the representations and warranties made by us and Syntax will survive the effectiveness of the merger. Under the terms of the merger agreement, 10% of our common stock issued in the merger has been deposited with an escrow agent as indemnification to us for any breaches of representations and warranties made by Syntax in the merger agreement. The escrow is limited to 12 months, and no claims for indemnification can be made unless we suffer at least $3.0 million of damages, with the first $1.0 million of any damages being a deductible and therefore unrecoverable by us.
Risks Related to Securities Markets

The market price for our common stock may be volatile, and many factors could cause the market price of our common stock to fall.
      Many factors could cause the market price of our common stock to rise and fall, including the following:

•	variations in our quarterly results;

•	announcements of technological innovations by us or by our competitors;

•	introductions of new products or new pricing policies by us or by our competitors;

•	acquisitions or strategic alliances by us or by our competitors;

•	recruitment or departure of key personnel;

•	the gain or loss of significant orders;

•	the gain or loss of significant customers;

•	our ability to realize benefits from our recent merger with Syntax;

•	changes in the estimates of our operating performance or changes in recommendations by any securities analysts that follow our stock; and

•	market conditions in our industry, the industries of our customers, and the economy as a whole.
      In addition, stocks of technology companies have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to these companies’ operating performance. Public announcements by technology companies concerning, among other things, their performance, accounting practices, or legal problems could cause the market price of our common stock to decline regardless of our actual operating performance.
Substantial sales of our common stock, or the perception that such sales might occur, could depress the market price of our common stock.
      Substantially all of the shares of our common stock are eligible for immediate resale in the public market. Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could depress the market price of our common stock.
Provisions in our certificate of incorporation, our bylaws, and Delaware law could make it more difficult for a third party to acquire us, discourage a takeover, and adversely affect existing stockholders.
      Our certificate of incorporation and the Delaware General Corporation Law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of our company, even when these attempts may be in the best interests of stockholders. These include provisions limiting the stockholders’ powers to remove directors or take action by written consent instead of at a stockholders’ meeting. Our certificate of incorporation also authorizes our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Delaware law also imposes conditions on certain business combination transactions with “interested stockholders.”
      We have also adopted a stockholder rights plan intended to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover. While the plan was designed to guard against coercive or unfair tactics to gain control of our company, the plan may have the effect of making more difficult or delaying any attempts by others to obtain control of our company.
      These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.
We do not pay cash dividends.
      We have never paid any cash dividends on our common stock and do not anticipate that we will pay cash dividends in the foreseeable future. Instead, we intend to apply any earnings to the expansion and development of our business.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
      Certain statements and information contained in this prospectus and the documents incorporated by reference in this prospectus concerning our future, proposed, and anticipated activities; certain trends with respect to our revenue, operating results, capital resources, and liquidity or with respect to the markets in which we compete; and other statements contained in this prospectus and the documents incorporated by reference into this prospectus regarding matters that are not historical facts are forward-looking statements, as such term is defined in the Securities Act. Forward-looking statements include statements regarding our “expectations,” “anticipation,” “intentions,” “beliefs,” or “strategies” regarding the future. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond our control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed elsewhere under “Risk Factors,” which include, but are not limited to, the following:

•	our inability to achieve profitability and reduce our accumulated deficit;

•	our inability to reduce our expenses significantly or to raise additional funds;

•	the substantial doubt about our ability to continue as a going concern as discussed in the report from our independent registered public accounting firm;

•	our ability to secure retailers to sell our HDTVs and obtain purchase commitments from our OEM customers;

•	the competitive nature of the high-definition television industry and the effect of competing technologies;

•	the ability of our contract manufacturers to produce and deliver products in a timely manner;

•	our ability to obtain sufficient levels of components necessary for the production of our products at satisfactory prices;

•	the ability of retailers to successfully market and sell our HDTVs;

•	the acceptance of our products by our OEM customers;

•	our ability to successfully maintain our manufacturing processes and capacity and to enhance our technological capabilities;

•	our inability to protect our intellectual property;

•	our ability to raise additional capital to finance our business;

•	our ability to effectively transact business in foreign countries;

•	the cyclical nature of the consumer electronics industry;

•	our ability to effectively manage our growth;

•	our reliance on our executive officers and key personnel;

•	our ability to realize the benefits expected from our recent merger with Syntax;

•	our ability to manage successfully the combined company;

•	the inability of our strategic alliances to achieve their objectives; and

•	the effects of government regulation.
USE OF PROCEEDS
      We will not receive any of the proceeds from sales of shares of common stock by the selling stockholders.

SELLING STOCKHOLDERS
      The following table sets forth (1) the name of each of the selling stockholders, (2) the number of shares of common stock beneficially owned by each such selling stockholder that may be offered for the account of such selling stockholder under this prospectus, and (3) the number of shares of common stock beneficially owned by each such selling stockholder upon completion of this offering. Such information was obtained from the selling stockholders but has not been independently verified by us. The term “selling stockholder” includes the persons listed below and their respective transferees, pledgees, donees, or other successors. Two of the selling stockholders, Enable Growth Partners LP and Enable Opportunity Partners LP, are affiliated with Enable Capital, LLC. Enable Capital, LLC performed investment banking services for us and received fees in connection with the July 2005 financing. Other than the relationship with Enable Capital, none of the selling stockholders have had any material relationship with us during the past three years.

	Shares Beneficially			Shares Beneficially
	Owned Prior to			Owned After
	Offering(1)		Shares Being	Offering(1)(2)
			Registered
Name of Beneficial Owner	Number	Percent	for Sale(2)	Number	Percent

ABS-SOS Plus Partners, Ltd.(3)	207,500	2.5%	207,500	—	—
Bushido Capital Master Fund LP(4)	997,808	10.8%	297,172	—	—
Enable Growth Partners LP(5)	1,900,448	18.7%	690,256	—	—
Enable Opportunity Partners LP(6)	297,345	3.5%	106,263	—	—
Gamma Opportunity Capital Partners LP(7)	710,947	7.9%	10,311
Gryphon Master Fund, L.P.(8)	917,955	10.0%	917,955	—	—
GSSF Master Fund, L.P.(9)	516,349	5.9%	516,349
Regenmacher Holdings Ltd.(10)	207,500	2.5%	207,500	—	—
SRG Capital, LLC(11)	761,141	8.5%	378,975	—	—
Mitch Levine(12)	40,988	*	15,000	—	—
Brendan O’Neil(13)	34,490	*	15,000	—	—
Adam Epstein(13)	34,490	*	15,000	—	—

*	Less than 1%

(1)	Except as otherwise indicated, each selling stockholder named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by it. The numbers and percentages shown include (a) the shares of common stock actually owned as of October 31, 2005, and (b) the shares of common stock which the person or group had the right to acquire upon the conversion of convertible promissory notes and the exercise of warrants held by such selling stockholder on October 31, 2005. Holders of the convertible notes and the warrants do not have the right to convert any portion of their notes or to exercise their warrants if, after giving effect to such conversion or exercise, the holder would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after giving effect to such conversion or exercise. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire upon the conversion of convertible promissory notes and the exercise of warrants held by such selling stockholder, are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person or group.

(2)	We have no assurance that the selling stockholders will sell any of the securities being registered hereby.

(3)	Represents 207,500 shares of our common stock issuable upon the exercise of a five-year warrant, which warrant vests and becomes exercisable on or after the 181st day after the issue date of such warrant. Jonathan P. Knight is President of ABS-SOS Plus Partners, Ltd. and has sole voting and dispositive power over all such shares.

(4)	Includes (a) 272,917 shares of our common stock issuable upon conversion of convertible promissory notes, and (b) 445,375 shares issuable upon exercise of five-year warrants, which warrants vest and become exercisable on or after the 181st day after the issue date of each warrant. Christopher Rossman, Managing Director of Bushido Capital Partners, Ltd., has sole voting and dispositive power over all such shares.

(5)	Includes (a) 881,836 shares of our common stock issuable upon conversion of convertible promissory notes, and (b) 662,417 shares issuable upon exercise of five-year warrants, which warrants vest and become exercisable on or after the 181st day after the issue date of each warrant. Mitch Levine, Managing Partner of Enable Growth Partners LP, has sole voting and dispositive power over all such shares. This selling stockholder has identified itself as an affiliate of a broker-dealer. This selling stockholder has represented to us that it acquired the convertible promissory notes and warrants in the ordinary course of business and, at the time of the purchase of the convertible promissory notes and warrants, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the convertible promissory notes or warrants, or shares of common stock issuable upon conversion of or exercise of such securities.

(6)	Includes (a) 129,120 shares of our common stock issuable upon conversion of convertible promissory notes, and (b) 94,874 shares issuable upon exercise of five-year warrants, which warrants vest and become exercisable on or after the 181st day after the issue date of each warrant. Mitch Levine, Managing Partner of Enable Opportunity Partners LP, has sole voting and dispositive power over all such shares. This selling stockholder has identified itself as an affiliate of a broker-dealer. This selling stockholder has represented to us that it acquired the convertible promissory notes and warrants in the ordinary course of business and, at the time of the purchase of the convertible promissory notes and warrants, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the convertible promissory notes or warrants, or shares of common stock issuable upon conversion of or exercise of such securities.

(7)	Includes (a) 350,318 shares of our common stock issuable upon conversion of a convertible promissory note, and (b) 350,318 shares of our common stock issuable upon exercise of a five-year warrant, which warrant vests and becomes exercisable on or after the 181st day after the issue date of such warrant. Jonathan P. Knight, President of Gamma Opportunity Capital Partners LP, and Christopher Rossman share voting and dispositive power over all such shares.

(8)	Includes (a) 608,365 shares of our common stock issuable upon conversion of a convertible promissory note, and (b) 304,182 shares issuable upon exercise of a five-year warrant, which warrant vests and becomes exercisable on or after the 181st day after the issue date of such warrant. E.B. Lyon IV has sole voting and dispositive power over all such shares.

(9)	Includes (a) 342,205 shares of our common stock issuable upon conversion of a convertible promissory note, and (b) 171,102 shares issuable upon exercise of a five-year warrant, which warrant vests and becomes exercisable on or after the 181st day after the issue date of such warrant. Tom C. Davis has sole voting and dispositive power over all such shares.

(10)	Represents 207,500 shares of our common stock issuable upon the exercise of a five-year warrant, which warrant vests and becomes exercisable on or after the 181st day after the issue date of such warrant. Jonathan P. Knight, President of SIAM CM, the investment manager of Regenmacher Holdings Ltd., has sole voting and dispositive power over all such shares.

(11)	Includes (a) 438,231 shares of our common stock issuable upon conversion of convertible promissory notes, and (b) 314,657 shares issuable upon exercise of five-year warrants, which warrants vest and becomes exercisable on or after the 181st day after the issue date of each warrant. Edwin MeCabe and Tai May Lee jointly share voting and dispositive power over all such shares.

(12)	Represents 40,988 shares of our common stock issuable upon the exercise of five-year warrants, which warrants vest and become exercisable on or after the 181st day after the issue date of each warrant.

(13)	Represents 34,490 shares of our common stock issuable upon the exercise of five-year warrants, which warrants vest and become exercisable on or after the 181st day after the issue date of each warrant.

PLAN OF DISTRIBUTION
      Each selling stockholder and any of their pledgees, assignees, and successors-in-interest may, from time to time, sell any or all of their shares of our common stock on the Nasdaq National Market or any other stock exchange, market, or trading facility on which the shares registered pursuant to the registration statement of which this prospectus forms are a part are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus forms a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.
      The selling stockholders may also sell shares of our common stock under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.
      Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.
      In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge our common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
      The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute our common stock. In no event shall any broker-dealer receive fees, commissions, and markups which, in the aggregate, would exceed eight percent (8%).

      Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that it has not entered into any written or oral agreements, understandings, or arrangements with any underwriter or broker-dealer regarding the sale of the shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders.
      We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages, and liabilities, including liabilities under the Securities Act.
      We have agreed to keep this prospectus effective until the earlier of (1) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect, or (2) the date on which all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
      Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.
LEGAL MATTERS
      The validity of the shares of common stock offered hereby will be passed upon for us by Greenberg Traurig, LLP, Phoenix, Arizona. Certain members of such firm beneficially owned 11,074 shares of our common stock as of the date of this prospectus.
EXPERTS
      The financial statements of Brillian Corporation as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and the related financial statement schedule incorporated in this prospectus by reference from the Annual Report on Form 10-K of Brillian Corporation have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph relating to the substantial doubt about the ability of Brillian Corporation to continue as a going concern and an explanatory paragraph relating to the preparation of the financial statements of Brillian Corporation from the separate records maintained for the microdisplay business of Three-Five Systems, Inc. prior to the spin-off from Three-Five Systems, Inc. on September 15, 2003), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      Effective May 19, 2005, we dismissed Deloitte & Touche LLP, the independent registered public accounting firm previously engaged to audit our financial statements. Additional information concerning the dismissal of Deloitte & Touche LLP may be found in our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 23, 2005, which is incorporated by reference into this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed with the SEC, each such statement being qualified in all respects by such reference. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules as well as to the information incorporated by reference in this prospectus.
      Anyone may inspect a copy of the registration statement and our other filings without charge at the public reference facility maintained by the SEC in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of the registration statement and our other filings may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

We have not authorized any person to give any information or to make any representation not contained in this prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by or on behalf of us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares covered by this prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. The information in this prospectus is current as of its date. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, imply that there has been no change in the affairs of our company or that the information contained in this prospectus is correct as of any subsequent date.

3,377,282 Shares
[Syntax-Brillian Logo]
Common Stock

PROSPECTUS

             , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.
      The following table sets forth the expenses payable by the Registrant in connection with the offering described in the Registration Statement. We are paying all of the selling securityholders’ expenses related to this offering, except that the selling securityholders will pay any applicable broker’s commissions and expenses. All of the amounts shown are estimates except for the registration fee:

Amount to be Paid

SEC Registration Fee	$2,574
Accountants’ Fees and Expenses	15,000
Legal Fees and Expenses	30,000
Printing and Engraving Expenses	5,000
Miscellaneous Fees	2,426

Total	$55,000

Item 15.	Indemnification of Directors and Officers.
      The certificate of incorporation and bylaws of the registrant provide that the registrant will indemnify and advance expenses, to the fullest extent permitted by the Delaware General Corporation Law, to each person who is or was a director or officer of the registrant, or who serves or served any other enterprise or organization at the request of the registrant (an “Indemnitee”).
      Under Delaware law, to the extent that an Indemnitee is successful on the merits in defense of a suit or proceeding brought against him or her by reason of the fact that he or she is or was a director, officer, or agent of the registrant, or serves or served any other enterprise or organization at the request of the registrant, the registrant shall indemnify him or her against expenses (including attorneys’ fees) actually and reasonably incurred in connection with such action.
      If unsuccessful in defense of a third-party civil suit or a criminal suit, or if such a suit is settled, an Indemnitee may be indemnified under Delaware law against both (i) expenses, including attorney’s fees, and (ii) judgments, fines, and amounts paid in settlement if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the registrant, and, with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.
      If unsuccessful in defense of a suit brought by or in the right of the registrant, where the suit is settled, an Indemnitee may be indemnified under Delaware law only against expenses (including attorneys’ fees) actually and reasonably incurred in the defense or settlement of the suit if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the registrant except that if the Indemnitee is adjudged to be liable for negligence or misconduct in the performance of his or her duty to the registrant, he or she cannot be made whole even for expenses unless a court determines that he or she is fully and reasonably entitled to indemnification for such expenses.
      Also under Delaware law, expenses incurred by an officer or director in defending a civil or criminal action, suit, or proceeding may be paid by the registrant in advance of the final disposition of the suit, action, or proceeding upon receipt of an undertaking by or on behalf of the officer or director to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the registrant. The registrant may also advance expenses incurred by other employees and agents of the registrant upon such terms and conditions, if any, that the Board of Directors of the registrant deems appropriate.
      In addition, Syntax-Brillian has entered into indemnification agreements that require Syntax-Brillian to indemnify the directors, officers, and certain other representatives of Syntax-Brillian against expenses and certain other liabilities arising out of their conduct on behalf of Syntax-Brillian to the maximum extent and under all circumstances permitted by law.

Item 16.	Exhibits.

Exhibit
Number		Exhibit

	4.1	Specimen of Common Stock Certificate(1)
	4.2	Rights Agreement between the Registrant and The Bank of New York, as Rights Agent, including Form of Right Certificate(1)
	4.3	Form of Amended and Restated 7% Convertible Debenture due April 20, 2008, executed in favor of Gamma Opportunity Capital Partners LP, Enable Growth Partners LP, Enable Opportunity Partners LP, Bushido Capital Master Fund LP, and SRG Capital LLC(2)
	4.4	Form of Amended and Restated Warrant issued to Gamma Opportunity Capital Partners LP, Enable Growth Partners LP, Enable Opportunity Partners LP, Bushido Capital Master Fund LP, SRG Capital LLC, and Regenmacher Holdings Ltd.(2)
	4.5	Registration Rights Agreement, dated as of April 18, 2005, by and among the Registrant, Gamma Opportunity Capital Partners LP, Enable Growth Partners LP, Enable Opportunity Partners LP, Bushido Capital Master Fund LP, SRG Capital LLC, and Regenmacher Holdings Ltd.(2)
	4.6	Registration Rights Agreement, dated as of July 12, 2005, by and among the Registrant, Enable Growth Partners LP, Enable Opportunity Partners LP, Bushido Capital Master Fund LP, SRG Capital LLC, Gryphon Master Fund, L.P., GSSF Master Fund, L.P., and Regenmacher Holdings Ltd.(3)
	4.7	Form of 4% Convertible Debenture due July 12, 2008, executed in favor of Enable Growth Partners LP, Enable Opportunity Partners LP, Bushido Capital Master Fund LP, SRG Capital LLC, Gryphon Master Fund, L.P., and GSSF Master Fund, L.P.(3)
	4.8	Form of Warrant issued on July 12, 2008 to Enable Growth Partners LP, Enable Opportunity Partners LP, Bushido Capital Master Fund LP, SRG Capital LLC, Gryphon Master Fund, L.P., GSSF Master Fund, L.P., and Regenmacher Holdings Ltd.(3)
*	5.1	Opinion of Greenberg Traurig, LLP
*	23.1	Consent of Greenberg Traurig, LLP (contained in Exhibit 5.1)
	23.2	Consent of Deloitte & Touche LLP
*	24.1	Power of Attorney of Directors and Executive Officers (included on the Signature Page of the Registration Statement)

*	Previously filed.
(1)	Incorporated by reference to the Registration Statement on Form 10/ A (Amendment No. 4) as filed with the SEC on September 3, 2003.

(2)	Incorporated by reference to the Registrant’s Current Report on Form 8-K dated April 20, 2005, as filed with the SEC on April 26, 2005.

(2)	Incorporated by reference to the Registrant’s Current Report on Form 8-K dated July 12, 2005, as filed with the SEC on July 18, 2005.

Item 17.	Undertakings.
The undersigned registrant hereby undertakes:
      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that clauses (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment no. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tempe, State of Arizona, on December 2, 2005.

SYNTAX—BRILLIAN CORPORATION

By:	/s/ Vincent F. Sollitto, Jr.

Vincent F. Sollitto, Jr.
Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this amendment no. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Capacity	Date

/s/ Vincent F. Sollitto, Jr. Vincent F. Sollitto, Jr.	Chief Executive Officer and Chairman (Principal Executive Officer)	December 2, 2005

/s/ Wayne A. Pratt Wayne A. Pratt	Vice President, Chief Financial Officer, Secretary, and Treasurer (Principal Accounting and Financial Officer)	December 2, 2005

/s/ David P. Chavoustie* David P. Chavoustie	Director	December 2, 2005

Signature	Capacity	Date

/s/ John S. Hodgson* John S. Hodgson	Director	December 2, 2005

/s/ James Ching Hua Li James Ching Hua Li	Director	December 2, 2005

/s/ Man Kit Chow Man Kit Chow	Director	December 2, 2005

Christopher C.L. Liu	Director

Yasushi Chikagami	Director

Max Fang	Director

Shih-Jye Cheng	Director

*By:	/s/ Wayne A. Pratt
Wayne A. Pratt
Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Exhibit

	4.1	Specimen of Common Stock Certificate(1)
	4.2	Rights Agreement between the Registrant and The Bank of New York, as Rights Agent, including Form of Right Certificate(1)
	4.3	Form of Amended and Restated 7% Convertible Debenture due April 20, 2008, executed in favor of Gamma Opportunity Capital Partners LP, Enable Growth Partners LP, Enable Opportunity Partners LP, Bushido Capital Master Fund LP, and SRG Capital LLC(2)
	4.4	Form of Amended and Restated Warrant issued to Gamma Opportunity Capital Partners LP, Enable Growth Partners LP, Enable Opportunity Partners LP, Bushido Capital Master Fund LP, SRG Capital LLC, and Regenmacher Holdings Ltd.(2)
	4.5	Registration Rights Agreement, dated as of April 18, 2005, by and among the Registrant, Gamma Opportunity Capital Partners LP, Enable Growth Partners LP, Enable Opportunity Partners LP, Bushido Capital Master Fund LP, SRG Capital LLC, and Regenmacher Holdings Ltd.(2)
	4.6	Registration Rights Agreement, dated as of July 12, 2005, by and among the Registrant, Enable Growth Partners LP, Enable Opportunity Partners LP, Bushido Capital Master Fund LP, SRG Capital LLC, Gryphon Master Fund, L.P., GSSF Master Fund, L.P., and Regenmacher Holdings Ltd.(3)
	4.7	Form of 4% Convertible Debenture due July 12, 2008, executed in favor of Enable Growth Partners LP, Enable Opportunity Partners LP, Bushido Capital Master Fund LP, SRG Capital LLC, Gryphon Master Fund, L.P., and GSSF Master Fund, L.P.(3)
	4.8	Form of Warrant issued on July 12, 2008 to Enable Growth Partners LP, Enable Opportunity Partners LP, Bushido Capital Master Fund LP, SRG Capital LLC, Gryphon Master Fund, L.P., GSSF Master Fund, L.P., and Regenmacher Holdings Ltd.(3)
*	5.1	Opinion of Greenberg Traurig, LLP
*	23.1	Consent of Greenberg Traurig, LLP (contained in Exhibit 5.1)
	23.2	Consent of Deloitte & Touche LLP
*	24.1	Power of Attorney of Directors and Executive Officers (included on the Signature Page of the Registration Statement)

*	Previously filed.
(1)	Incorporated by reference to the Registration Statement on Form 10/ A (Amendment No. 4) as filed with the SEC on September 3, 2003.

(2)	Incorporated by reference to the Registrant’s Current Report on Form 8-K dated April 20, 2005, as filed with the SEC on April 26, 2005.

(3)	Incorporated by reference to the Registrant’s Current Report on Form 8-K dated July 12, 2005, as filed with the SEC on July 18, 2005.